ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 23 APR 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

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File No. 82-4959

MASNET No. 25 OF 23.04.2004
Announcement No. 38

ALLGREEN PROPERTIES LIMITED

Resolutions Passed at Annual General Meeting

The Board of Directors of Allgreen Properties Limited ("the Company") is pleased to announce that at the 18th Annual General Meeting ("AGM") of the Company held on 23 April 2004, all resolutions relating to the matters set out in the Notice of AGM dated 30 March 2004 were duly passed.

Submitted by Ms Isoo Tan, Company Secretary on 23/04/2004 to the SGX